WORLDWIDE TRANSPORTATION INC.
100 Zeng Cha Road, Baiyu District
Guangzhou, P. R. China
******

February 7, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C.  20549

Attn:                      Donald Field

Re:         Worldwide Transportation Inc.
Form 10-12G
Filed December 14, 2010
File Number:  000-54223

To whom it may concern:

Worldwide Transportation Inc. (the “Company”) hereby withdraws its registration statement filed on Form 10 with the Securities and Exchange Commission on December 14, 2010. The Company withdraws its statement so that it can have sufficient time to review and possibly amend the statement prior to effectiveness. We feel it is in the best interest of the public that this action is taken.

Sincerely,

/s/ Wanwen Su
Wanwen Su
President & Chief Executive Officer
Worldwide Transportation Inc.